Exhibit 99.1
E-House Announces Changes to its Board of Directors
Shanghai, August 5, 2008 — E-House (China) Holdings Limited (“E-House”) (NYSE: EJ), a leading real estate services company in China, today announced that the Company’s board of directors has appointed Mr. Jeffrey Zhijie Zeng and Mr. Yunchang Gu as new independent directors. E-House also announced that Mr. Yongyue Zhang, an executive director, has resigned from the board. Mr. Zhang will continue in his role as president of Shanghai E-House Real Estate R&D Institute. As a result of these changes, E-House’s board of directors has expanded to nine directors, five of whom are independent directors.
Mr. Zeng is a founding managing partner of Kaixin Investment, a venture capital fund founded in March 2008 by China Development Bank and CITIC. Prior to that, he served as managing director of Walden International since 2001. Mr. Zeng holds a bachelor’s degree in economics from the University of Nagasaki, Japan and a master’s degree in management from Stanford University.
Mr. Gu is currently vice president of the China Real Estate and Housing Research Association. He served as vice president and secretary general of the China Real Estate Association from 1998 to 2006. From 1988 to 1998, he was deputy director of the Center of Policy Research of the Ministry of Construction. Mr. Gu received his bachelor’s degree in urban planning from Shanghai Tongji University.
In addition, E-House’s board of directors has modified the membership of its current three committees so that each committee is now composed entirely of independent directors. These changes include the appointment of Mr. Zeng to the audit committee, the appointment of Mr. Gu to the compensation committee and the corporate governance and nominating committee, the resignation of Mr. Charles Chao from the audit committee and the resignation of Mr. Bing Xiang from the compensation committee and the corporate governance and nominating committee. As a result, the audit committee consists of Ms. May Wu and Messrs. Xiang and Zeng, with Ms. Wu serving as the chairperson. The compensation committee consists of Messrs. Hongchao Zhu and Yunchang Gu, with Mr. Zhu serving as the chairperson. The corporate governance and nominating committee consists of Messrs. Gu and Zhu, with Mr. Gu serving as the chairperson.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies.

E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
For investor and media inquiries, please contact:
In China:
Kate Kui
Director of Corporate Development and Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jeremy Bridgman
Ogilvy Financial, New York
Phone: +1 (212) 880-5363
E-mail: jeremy.bridgman@ogilvypr.com